Exhibit 99.1

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Blue Moon Advances Four Core Assets with Comprehensive 40,000 Meter 2026 Infill and Step-Out Drilling Programs

TORONTO, Ontario – February 11, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM), is pleased to provide an update on its planned 2026 drilling activities, comprising underground and surface infill and step-out drilling across its four projects in the United States and Norway, including a drill program at the Springer Tungsten Mine. The programs are intended to support ongoing geological evaluation and project advancement.

The VP Exploration of Blue Moon, Theodore Veligrakis stated:

‘’Our 2026 drilling plans underscore the commodity diversity of our portfolio, including our tungsten assets, while maintaining a clear focus on advancing our core projects. Our ongoing and planned 2026 exploration, re-assaying and drilling programs reflect the diversity of our asset base, with exposure to multiple commodities, including a growing focus on tungsten and other critical metals while continuing to advance our copper projects in Norway and the Western United States. 2026 marks the most significant drilling program seen in the Company’s history, but also the most drilling the projects themselves have had in decades. We expect 35,000 to 45,000 meters of diamond drilling in 2026, covering at least copper, zinc, gold, silver, tungsten, molybdenum, platinum, palladium and barite.’’

NUSSIR PROJECT DRILLING

At the Nussir Copper-Gold-Silver Project, the planned infill drilling program will focus on the eastern portion of the current mineral resource. The program is expected to include approximately 3,000 meters of surface drilling designed to achieve nominal drill spacing of approximately 75 by 75 meters in the upper part of the mineralized zone (see Figure 1.1). In addition, approximately 7,000 meters of underground drilling is planned, comprising up and down dip oriented drillholes from five underground drill stations, targeting the deeper, copper-rich portion of the mineralization. The Nussir underground exploration decline continues to advance steadily. Since June 2025, the Company’s mining contractor, Leonhard Nilsen & Sønner AS (“LNS”), has advanced a total of 1,125 meters as of February 9th.

By design, the infill drilling program will also allow the Company to test the eastern parallel zone, a thinner, copper-rich horizon located approximately 80 meters above the main mineralized body, which extends for approximately 10 kilometers along strike.

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Figure 1.1 Notes

1.	Price deck used for CuEq is US$4.20/lb Cu, US$2200/oz Au, US$27/oz Ag with recoveries of 96% for Cu, 93% for Au, 80% for Ag and coefficient factors of 0.00781 for Ag and 0.740 for Au

2.	The applied formula was: CuEq = Cu%_Grade + (Ag_Coeff * Ag_Grade) + (Au_Coeff * Au_Grade)

Figure 1.1 Plan view of the Nussir Project showing the projected underground mine design and planned exploration decline (left), and cross-section A–A′ illustrating the current resource block model, historical and planned drillholes, and projected underground development (right).

In addition, the 4,000 meters surface directional drilling program at Nussir, as described in the December 1, 2025 press release, has recommenced following the holiday break. The aim of the program is to materially expand the current mineral resource estimate (“MRE”) while testing for potential extensions of higher-grade mineralization at depth. Drilling is being completed from a single parent (“mother”) drillhole, with the deepest daughter hole extending to approximately 1,250 meters below surface. The primary objective of the program is to infill an approximately 650-meter gap between the current MRE and the high-grade intersection in drillhole NUS-DD-14-001, which returned 9.7 meters (7.4 meters true width) grading 0.93% Cu, 0.28 g/t Au, 11.5 g/t Ag and 1.22% CuEq (including 1 meter @ 1.96 g/t PGE).

BLUE MOON PROJECT DRILLING

At the Blue Moon Polymetallic Project in Mariposa County, California, the ongoing 16,000 meters drilling program is intended to infill existing drill coverage to a nominal spacing of approximately 50 meters by 50 meters. The program is designed to support the potential conversion of portions of the current inferred mineral resources to the indicated category, with any resulting updates expected to inform further detailed studies planned for the following year.

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Figure 1.2 Notes:

1.	Price deck used for ZnEq is Au US$2,200/oz, Ag-US$27/oz, Cu-US$4.25/lb, Pb-US$0.90/lb, Zn-US$1.25/lb with recoveries of 93.1% for Cu, 86.2% for Au, 94.3% for Ag, 0% for Pb, 95.3% for Zn and coefficient factors of 78.2 for Cu, 1896.4 for Au, 25.46 for Ag, 0 for Pb.

2.	The applied formula was: ZnEq = Zn%_Grade + ((Cu%_Grade * 78.20) + (Pb%_Grade * 0) + (Ag oz/t * 25.46) + (Au oz/t * 1896.40))/23.83.

Figure 1.2 Plan view of the project area showing BLM and Blue Moon Metals property boundaries, historical and planned surface and underground drillholes, and the location of the exploration decline (left). Cross-section C–C’ (right) illustrating the Blue Moon mineral resource outline, selected drill intercepts, underground and surface drilling.

Diamond drilling has recently commenced from the underground exploration decline, with approximately 8,000 meters to be completed from three underground drill stations targeting the central and upper portions of the volcanogenic massive sulphide (“VMS”) deposit. The remaining approximately 8,000 meters of drilling is planned from surface locations, targeting the deeper portions of the currently defined mineral resource. Selected drill holes will be completed with downhole geophysical surveys, including electromagnetic methods, to assist in identifying additional mineralization and generating new exploration targets, particularly to the northwest and along up-dip and down-dip extensions.

Historic drilling has returned encouraging polymetallic intercepts within the VMS system, such as drillhole CH-09 which has intersected 14.40 meters @ 4.97% Zn, 0.25% Cu, 4.5 g/t Au and 26.66 g/t Ag and 18.46% ZnEq1,2 from 371.20 meters and a second higher-grade interval of 10.88 meters @ 5.55% Zn, 0.32% Cu, 4.81 g/t Au and 261.3 g/t Ag and 27.92% ZnEq1,2 from 390.30 meters (Figure 1.2). These intercepts occur within the northwestern part of the mineralized system and demonstrate both grade continuity and local high-grade enrichment. The Company considers these zones to be priority areas for follow-up drilling, with clear potential to infill and expand mineralization to the northwest and along interpreted up-dip and down-dip extensions of the deposit.

In January 2026, Blue Moon acquired the mineral rights to the Western Property, and the rights to drill from surface. We expect to drill 8,000 meters from surface from the NW area to expand the high-grade resources to the NW (see Figure 1.3).

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Figure 1.3 Longitudinal section along the mineralized zone (looking east) illustrating the distribution of precious and base metals and a consistent high-grade extension to the NW.

The Company is currently undertaking a systematic re-logging and re-sampling program of the historic drill core, including previously unsampled mineralized intersections. The program is designed to validate the historical dataset, support an updated mineral resource estimate incorporating new assay data from this year’s drill program, and refine the geological and structural interpretation of the mineralized system.

NSG PROJECT DRILLING

At the NSG Copper-Zinc VMS Project, following the review and relogging of historic Rupsi drill core at the Geological Survey of Norway (NGU) National Core Archive in Løkken, the technical team has finalized plans for a staged underground drilling program totaling approximately 10,000 meters at the Rupsi underground tunnel focusing on infill and expansion of the 9.23 Mt inferred resource of 1.19% Cu and 0.31% Zn (see the technical report entitled “Report 43-101 Technical Report On The Mineral Resources Of The Sulitjelma Project, Norway, dated February 20, 2025 (as amended and restated on September 12, 2025) with an effective date of May 20, 2025 (the “NSG Technical Report”), prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM).

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Figure 1.4 Interpreted model of the current estimation from the Rupsi deposit and the proposed underground drilling program. The blue dashed line is the existing Rupsi tunnel, and the green is the permitted extension.

The program is planned to commence with the extension of the existing Rupsi tunnel, with the first approximately 150 meters of development providing access to two underground drill stations. From these stations, approximately 1,600 meters of up-dip oriented drilling is planned on both sides of the tunnel to test the previously undrilled up-dip extension of the Rupsi mineralized body. Following this initial phase, underground development is planned to continue to a second set of drill stations, from which additional infill and step-out drilling is planned to further evaluate and potentially expand the currently defined mineral resource.

In parallel, the Company reports that all necessary permits have been obtained, from the Norwegian Directorate of Mining, to access the Avilon underground tunnel. Following an underground inspection and assessment of the existing infrastructure, the Company plans to complete approximately 1,500 meters of underground drilling at Avilon, targeting resource expansion (Sagmo deposit) to the west (Figure 1.5).

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Figure 1.5 Notes:

1.	Price deck used for CuEq is Cu US$4.20/lb and Zn US$1.25/lb with recoveries of 92% for Cu, 57% for Zn and coefficient factors of 0.16 for Zn.

2.	The applied formula was: CuEq = Cu%_Grade + (Zn%_Grade x 0.16)

Figure 1.5 Interpreted model of the current estimation from the Sagmo mineralized system and the proposed initial underground drilling program. The thick dark grey dashed line is the existing Avilon tunnel.

SPRINGER HISTORIC TUNGSTEN MINE RESOURCE CONFIRMATION AND EXPANSION

The Springer Tungsten Mine is planned to be advanced through a multi-phase work program in 2026. The initial phase will focus on a detailed review of available historical information, including drill logs, core where accessible, cross-sections, assay data and the existing block model covering the Sutton I and Sutton II tungsten skarn deposits. This work will be used to refine the current geological interpretation and to guide the design of a follow-up drilling program.

Figure 1.6 Longitudinal section (looking east) along the Sutton I & II tungsten-rich mineralized zones, including the Sutton II mine shaft and the historical mining levels.

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Subject to the outcome of the data review, the Company plans to complete approximately 5,000 meters of resource evaluation drilling. The program is expected to include a combination of twinning, infill, and step-out drilling targeting the higher-grade scheelite skarn mineralization. Drilling will also test for base and precious metals, which have received limited attention in previous work and are largely absent from the existing dataset.

A further phase of work is planned to assess additional mineralized horizons located to the east of the main skarn bodies. Historical work in these areas outlines multiple mineralized beds and indicates potential for resource growth, based on historic operations by General Electric when the mine was in production in the early 1980s. Available information suggests that molybdenum and tungsten grades increase at depth; however, no systematic assays have been recorded for these elements, there is limited historical data regarding associated gold and copper mineralization, and no mineral resource has been defined for molybdenum. The deposit setting also provides broader exploration potential, given the association of skarn mineralization with nearby porphyry, carbonate replacement, and epithermal systems.

The Springer Property consists of approximately 3,000 hectares of mineral claims and fee lands. The mineral resource is located entirely on private fee lands. The historical mineral resource (1)(2)(3) on the Property is:

Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3

Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

The mine infrastructure includes a vertical shaft developed down to 1,600 feet, a headframe and 3 compartment hoist and associated equipment.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mrs. Boi Linh Doig, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

Notes:

1.	As at the date of this news release, a qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

2.	Resource classification was performed according to CIM guidelines for indicated and inferred resources at the time and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of $40/ton, processing cost of $13.50/ton, administration cost of $7/ton, mill recovery of 82% and a WO3 price of $11.50/lb. Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

3.	The effective date of this estimate is August 20, 2012, and is contained in the “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd.

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

About Blue Moon

Blue Moon is advancing 4 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the Springer tungsten-molybdenum project in the United States. All 4 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

This news release contains forward-looking information, pertaining to, among other things, the advancement by the Company of multiple projects across jurisdictions. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual events, results and performance may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the risk that exploration activities will not result in finding economically viable mineralization; uncertainties inherent in exploration and drilling, including geological, technical, and metallurgical risks; inaccurate or incomplete geological models or interpretations; operational risks such as ground stability, ventilation, dewatering, power constraints, equipment failure, contractor performance, accidents, labour shortages; environmental, health and safety risks; adverse weather or seasonal access constraints; changes in laws, regulations, or government policies; community or stakeholder opposition; fluctuations in commodity prices and currency exchange rates; cost overruns; and risks related to the availability of capital and financing. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Date: News Release: Ticker Symbols:	February 11, 2026 26-03 TSXV: MOON; NASDAQ: BMM

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. The Company is under no obligation (and expressly disclaims any intention or obligation) to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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